UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2025

Commission File Number: 001-38309

AGM GROUP HOLDINGS INC.

(Translation of registrant’s name into English)

c/o Creative Consultants (Hong Kong) Limited

Room 1502-3 15/F., Connaught Commercial Building, 185 Wanchai Road

Wanchai, Hong Kong

+86-010-65020507 – telephone

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

On March 2, 2025, AGM Group Holdings Inc., a British Virgin Islands exempted company (the “Company”), entered into a placement agency agreement (the “Placement Agency Agreement”) with Maxim Group LLC, to act as the exclusive placement agent (the “Placement Agent”) on a best efforts basis in connection with an offering for the issuance and sale (the “Offering”) of 16,390,000 Class A ordinary shares (the “Shares”), par value $0.001 per share (the “Class A Ordinary Shares”) and 16,390,000 warrants each to purchase one Class A Ordinary Share (the “Warrants”), at a combined offering price of $0.33 per Class A Ordinary Shares and Warrant. The Company also entered into a securities purchase agreement (the “Securities Purchase Agreement”) with one of the investors in connection with Offering.

The Offering closed on March 4, 2025. The Company received approximately $5.4 million in gross proceeds from the Offering, before deducting placement agent fees, accountable expenses and other estimated offering expenses. The Company intends to use the net proceeds from the Offering to fund a purchase agreement dated December 1, 2024, by and between AGM Technology Limited, a subsidiary of the Company, and a third-party vendor to acquire 2,000 bitcoin mining machines for a total purchase price of US$9.62 million.

The initial exercise price of the Warrants is $0.33 per Class A Ordinary Share. The Warrants will be immediately exercisable and may be exercised for a period of up to five years after issuance. On the 19th calendar day immediately following the initial exercise date of the Warrants (the “Reset Date”), if the then effective exercise price is higher than 100% of the lowest VWAP during the period beginning 11 calendar days following the initial exercise date of the Warrants and ending on the Reset Date, subject to a floor price of $0.099, which is equal to 30% of Nasdaq Minimum Price, as defined under Nasdaq Listing Rule 5635(d) (as adjusted for share splits, share dividends, recapitalizations, reorganizations, reclassification, combinations, reverse share splits or other similar events occurring after the initial exercise date) (the “Reset Price”), the exercise price shall be reduced to the Reset Price. If the exercise price is adjusted to the Reset Price, then the number of Warrants shares issuable under the Warrants will be proportionately increased so that after such adjustment the aggregate exercise price payable for the Warrants will be equal to the aggregate exercise price of the Warrants immediately prior to the reset date. The exercise price of the Warrants is subject to appropriate adjustment in the event of certain stock dividends and distributions, share splits, share combinations, reclassifications or similar events affecting our Class A Ordinary Shares and also upon any distributions of assets, including cash, shares or other property to our shareholders.

If, at any time after the holder’s purchase of Warrants, such holder exercises its Warrants and a registration statement registering the issuance of the Class A Ordinary Shares underlying the Warrants under the Securities Act is not then effective or available (or a prospectus is not available for the resale of Class A Ordinary Shares underlying the Warrants ), then in lieu of making the cash payment otherwise contemplated to be made to us upon such exercise in payment of the aggregate exercise price, the holder shall instead receive upon such exercise (either in whole or in part) only the net number of Class A Ordinary Shares determined according to a formula set forth in the Warrants.

In addition, a holder of Warrants may also provide notice and elect an “alternative cashless exercise” pursuant to which they would receive an aggregate number of shares equal to the product of (x) the aggregate number of Class A Ordinary Shares that would be issuable upon a cash exercise of the Warrant and (y) 1.2. No fractional Class A Ordinary Shares will be issued in connection with the exercise of a Warrants. If, upon exercise, a holder is entitled to receive a fractional interest in a Class A Ordinary Share, the Company will round down to the nearest whole number of the number of Class A Ordinary Shares to be issued to the holder.

In connection with the Offering, the Placement Agent agreed to use its reasonable best efforts to arrange for the sale of the Shares and the Warrants. In addition, under the Placement Agency Agreement the Company agreed to pay the Placement Agent a placement agent fee in cash equal to seven-point five percent (7.5%) of the aggregate gross proceeds raised from the sale. The Company also agreed to reimburse the Placement Agent at closing for legal and other expenses incurred by them in connection with the Offering in an amount not to exceed $100,000. The Company has also issued to the Placement Agent warrants to purchase up to 327,800 Class A Ordinary Shares (equal to 2% of the total amount of the securities sold in this offering, the “Placement Agent’s Warrants”). The Placement Agent’s Warrants will be exercisable at any time, and from time to time, in whole or in part, commencing from six (6) months after the effective date of the registration statement of which this prospectus forms a part and will expire on the fifth (5th) anniversary of the commencement of sales of this offering. The Placement Agent’s Warrants will be exercisable at price equal to 125% of the offering price sold in this offering.

The Securities Purchase Agreement contains customary representations, warranties and agreements by the Company, customary conditions for closing, indemnification obligations of the Company, other obligations of the parties, and termination provisions.

In addition, the Company agreed that for a period of ninety (90) days from the closing of this offering that neither the Company nor any of its subsidiaries shall (i) issue, enter into any agreement to issue or announce the issuance or proposed issuance of any Class A ordinary shares (and all holders of securities exercisable for or convertible into Class A ordinary shares) or (ii) file any registration statement or amendment or supplement thereto, or (iii) effect or enter into an agreement to effect any issuance by the Company or any of its subsidiaries of ordinary shares or ordinary share equivalents (or a combination of units thereof) involving a Variable Rate Transaction (as defined in the placement agency agreement), in each case without the placement agent’s or the investors’ prior written consent, subject to certain exemptions.

The Shares, the Warrants, the Placement Agent’s Warrants, and the Class A Ordinary Shares underlying the Warrants and the Placement Agent’s Warrants were offered by the Company pursuant to a registration statement on Form F-1 (File No. 333-282420), which was initially filed with the U.S. Securities and Exchange Commission (the “SEC”) on September 30, 2024, as amended, and declared effective by the SEC on February 28, 2025, and a final prospectus filed on March 4, 2025.

The foregoing summaries of the Placement Agency Agreement, the Securities Purchase Agreement, the Warrants and the Placement Agent’s Warrants do not purport to be complete and are subject to, and qualified in their entirety by, such documents filed as Exhibits 10.1, 10.2, 4.1 and 4.2, respectively, hereto and incorporated by reference herein. Copies of the press release related to the Offering entitled “AGM Group Holdings Inc. Announces Pricing of $5.4 Million Public Offering” and “AGM Group Holdings Inc. Announces Closing of $5.4 Million Offering” are furnished as Exhibit 99.1 and 99.2 hereto and are incorporated by reference herein.

This report does not constitute an offer to sell, or the solicitation of an offer to buy, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to the registration or qualification under the securities laws of any such state or jurisdiction.

EXHIBIT INDEX

Exhibit No.	Description
4.1	Form of Warrant
4.2	Form of Placement Agent Warrant
10.1	Placement Agency Agreement
10.2	Form of Securities Purchase Agreement
99.1	AGM Group Holdings Inc. Announces Pricing of $5.4 Million Public Offering
99.2	AGM Group Holdings Inc. Announces Closing of $5.4 Million Offering

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 5, 2025	AGM GROUP HOLDINGS INC.

	By:	/s/ Bo Zhu
	Name:	Bo Zhu
	Title:	Chief Executive Officer

4